Exhibit 99.1

VivoPower International PLC Announces Contract to Complete Electrical Works for 200 MW Blue Grass Solar Farm

LONDON, March 10, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its wholly-owned subsidiary in Australia, J.A. Martin Electrical Pty Limited (“J.A. Martin”) has recently been awarded a contract to complete all electrical works for the 200 MW Blue Grass Solar Farm located near the town of Chinchilla in the Australian state of Queensland. The project will be the third Australian solar farm completed by J.A. Martin in partnership with lead EPC contractor GRS and brings J.A. Martin’s total of completed and contracted solar farms to over 350 MWdc.

Once energized, the Blue Grass Solar Farm will generate approximately 420,000 MWh of clean energy per year, enough to power 80,000 homes, and avoid over 320,000 tonnes of carbon dioxide emissions annually, the equivalent of approximately 130,000 vehicles. The project’s construction will create about 400 local jobs.

Phil Lowbridge, General Manager of J.A. Martin, said, “J.A. Martin is excited to have the opportunity to once again work with GRS to construct another major solar farm, our largest to date and our first utility-scale solar project in Queensland. We look forward to completing another successful project and continuing to help power the growth of renewable energy across Australia.”

Carlos López, Managing Director of GRS, added, “Our progress in Australia, with Blue Grass Solar Farm as paragon of our remarkable milestones in 2020, tells us that we are on the right track. We are growing at a good pace in the country, working hard to be part of the sustainability goals set in the Australian renewable calendar, to contribute to the economic development of the community and to demonstrate that we are a great partner to carry out projects in a timely manner. 2021 is about to be a great year for GRS in Australia.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About J.A. Martin

J.A. Martin is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1968, J.A. Martin specializes in delivering industrial electrical engineering and power services, including solar engineering design, procurement and construction (EPC).

About GRS

GRS is a company specializing in the construction of photovoltaic solar plants and their connection to the grid, with a great international projection and operating in the five continents. With more than 15 years of experience and 104 plants in operation worldwide, its services and solutions guarantee the viability of any installation. The company has over 2.5 GW of installed power worldwide and has 1.5 GW under development. In the O&M business line, GRS operates more than 1.9 GW. The company's business strategy, which consists of developing, building and operating small and large projects, adapting to different needs, has allowed it to reach a level of excellence to continue growing as one of the main international EPC contractors.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the number of MWh of clean energy per year, the number of homes such amount has the potential to power, the amount of emissions avoided, the number of local jobs the project has the potential to provide, and the potential timeline for completion. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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